ArthroCare Corporation
Conflict Minerals Report
For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule), pursuant to the specialized disclosure requirements of Form SD. The Rule and the specialized disclosure requirements of Form SD were adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to functionality or production. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

The report presented herein is not audited as the Rule provides that if a registrant’s products are Democratic Republic of Congo (DRC) conflict undeterminable in 2013 or 2014, the Conflict Minerals Report (CMR) is not subject to an independent private sector audit.

1. COMPANY OVERVIEW

Refer to Item 1, Business Overview in our Form 10-K filed on February 13, 2014 for an overview of our business and our products. We conducted an analysis of our products and found that conflict minerals could be in all of our Coblation wands and within our controllers that are essential to the operation of our Coblation wands.

2. SUPPLY CHAIN
Our products are manufactured from several components, most of which are supplied to us from third parties. Some of the components we use in the manufacture of our products are available from more than one qualified supplier. For some components, however, there are relatively few alternative qualified sources of supply and the establishment of additional or replacement suppliers may not be accomplished quickly.
As part of our Conflict Minerals assessment, we:

•
performed a comprehensive analysis of our product components and the role that suppliers play throughout our manufacturing and product delivery processes and identified the components that contain a 3TG and the related supplier;

•
adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), also commonly known as the Electronic Industry Citizenship Coalition (EICC) Global E-Sustainable Initiative (GeSI) Template;

•	conducted a due diligence survey with those identified suppliers of potential 3TG-containing components; and,

•	relied upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from their suppliers.

Our suppliers are expected to provide the 3TG sourcing information to us per our policies.

3. REASONABLE COUNTRY OF ORIGIN INQUIRY (RCOI) AND RCOI CONCLUSION:

We conducted a good faith reasonable country of origin inquiry, and we have been unable to determine that all 3TG used in our products manufactured during 2013 did not originate in the DRC or an adjoining country.

4. CONFLICT MINERALS STATUS AND CONFLICT STATUS CONCLUSION:

We have concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our manufactured products.

5. DUE DILIGENCE PROCESS:

5.1 Conflict Minerals Policy

We have adopted the following conflict minerals policy:

In August 2012, the Securities and Exchange Commission (SEC) adopted final rules implementing disclosure requirements related to "conflict minerals," as directed by Section 1502 of the Dodd-Frank Wall Street Reform

and Consumer Protection Act of 2010.  The term "conflict minerals" is defined to include tin, tantalum, tungsten and gold regardless of their country of origin, and, in the future, the U.S. Secretary of State may designate additional minerals.  The final rules are intended in part to bring greater transparency to the use of such minerals originating from the Democratic Republic of Congo and adjoining countries (covered region). These rules require us to disclose whether the products we manufacture or contract to manufacture contain "conflict minerals" originating from the Democratic Republic of Congo and adjoining countries.  ArthroCare intends to comply with the conflict minerals reporting and disclosure requirements.

5.2 Due Diligence Process
We designed our due diligence process based on Electronic Industry Citizenship Coalition (EICC) and Organization for Economic Co-operation and Development (OECD) guidance. As a purchaser of 3TG or components containing 3TG, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the 3TG. Our due diligence processes require data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the 3TG. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

5.2.1 Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten. Our due diligence process, management and measures have been designed to conform in all material respects with the framework OECD Guidance.

5.2.2 Management Systems

As described above, ArthroCare has adopted a company policy which is posted on our website at: www.arthrocare.com under "Investors-Corporate Governance".

5.2.3 Internal Team

Our due diligence was conducted by a team of subject matter experts from relevant functions within the Company under the supervision of our Vice President, Supply Chain Management, who serves as the conflict minerals program manager. Executive management was briefed about the results of our due diligence efforts on a regular basis. We periodically reported to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

5.2.4 Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we engaged our contract manufacturer (CM) of Coblation controller systems to retrieve responses to our RCOI from component and material suppliers that form the CM's supply base. Feedback from this engagement has allowed us to render the conclusions and statement annotated in this report.

5.3 Identify and assess risk in the supply chain

5.3.1 Due Diligence Process

We conducted a survey of the active suppliers described above using the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

5.3.2 Survey Responses

At the outset of our 2013 RCOI, ArthroCare elected to survey our entire known component and outsourced manufacturing supply chain, which consisted of 156 suppliers. During the process of our review, we identified 35 suppliers who were not within the scope of RCOI. Of the suppliers we surveyed, we received 90% responses to our request for information. We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Additionally, our direct suppliers are similarly reliant upon information provided by their suppliers.

5.3.3 Efforts to determine country of origin of mine or 3TG

Tracing materials back to their mine of origin is a complex task. Based on our research none of our suppliers had been able to determine their mines or locations of origin of the 3TG that form a part of our supply chain.

5.3.4 Smelters or Refiners Identified

We adopted the CFSI’s industry approach to trace the origin of 3TG by identifying smelters, refineries or recyclers and scrap supplier sources. We attempted to leverage CFSI and its CFS program to trace the mine of origin of the 3TG to its ore level. The CFS program audits smelters and refineries to ensure that all certified smelters and refineries only use the ores that are conflict free from the Democratic Republic of Congo and covered countries. Based on completion of the EICC questionnaire, only 30% of the suppliers we surveyed were able to identify their smelters, as such during our due diligence procedures we compared the list smelters and mines provided by our suppliers to the of CFSI's certified Conflict Free Smelters (CFS) list for any irregularities and did not note any.

In addition to performing EICC declaration due diligence, we applied a risk assessment model to assess whether there was “reason to believe” or “reason not to believe” the responses we obtained from our suppliers. Depending on the outcome of the risk assessment, by supplier, and the results of their respective EICC declarations, we determined if additional due diligence procedures were required in addition to the EICC declaration.

5.4 Design and Implement a Strategy to Respond to Risks

In the event that it is determined that a supplier is sourcing from a non-Conflict Free smelter, our Conflict Mineral Policy does not require that we undertake any specific action with respect to the supplier.

5.5 Carry out Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

ArthroCare does not have a direct relationship with 3TG smelters and refiners, nor do we perform audits of these entities that provide our supply chain the 3TG. We rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries become certified through CFSI’s CFS program.